EXHIBIT (11)

                           FRP PROPERTIES, INC.
                 COMPUTATION OF EARNINGS PER COMMON SHARE


                                                 Years Ended September 30


                                              1999        1998         1997


Net income                                $6,157,000   4,480,000    4,260,000

Common shares:

Weighted average shares
 outstanding during the period -
 shares used for basic earnings
 per share                                 3,443,972   3,451,748    3,490,207

Shares issuable under stock
 options which are potentially
 dilutive                                     23,537      44,442       39,716

Shares used for diluted earnings
 per share                                 3,467,509   3,496,190    3,529,923


Basic earnings per common share                $1.79       $1.30        $1.22

Diluted earnings per common share              $1.78       $1.28        $1.21